     As filed with the Securities and Exchange Commission on April 24, 2000
                                                 Registration No. 333-34702


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                         ------------------------------
                               AMENDMENT NO. 1 TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                         ------------------------------


                                 ALKERMES, INC.
             (Exact name of registrant as specified in its charter)

         Pennsylvania                                            23-2472830
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)

                         ------------------------------

                                64 Sidney Street
                         Cambridge, Massachusetts 02139
                                 (617) 494-0171
                   (Address, including zip code, and telephone
                          number, including area code,
                  of registrant's principal executive offices)

                    Richard F. Pops, Chief Executive Officer
                                 Alkermes, Inc.
                64 Sidney Street, Cambridge, Massachusetts 02139
                                 (617) 494-0171
                (Name, address, including zip code, and telephone
                          number, including area code,
                              of agent for service)

                         ------------------------------

                                   Copies to:

                            Jennifer L. Miller, Esq.
                     Ballard Spahr Andrews & Ingersoll, LLP
                         1735 Market Street, 51st Floor
                        Philadelphia, Pennsylvania 19103
                                 (215) 665-8500

                         ------------------------------

        Approximate date of commencement of proposed sale to the public:
     From time to time after this Registration Statement becomes effective.

                         ------------------------------

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ] If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] ____________________
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] ____________________
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

====================================================================================================================
                                      CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------
                                                                           Proposed maximum
 Title of each class of                             Proposed maximum           aggregate             Amount of
    securities to be           Amount to be        offering price per     offering price (1)     registration fee
       registered               registered                unit
--------------------------------------------------------------------------------------------------------------------
      Common Stock,
par value $.01 per share      352,504 shares            $66.00                $23,265,264             $6,142 (2)
====================================================================================================================

(1) Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933.


(2)  Previously paid.


     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

PROSPECTUS


                                 ALKERMES, INC.


                         352,504 SHARES OF COMMON STOCK


     The selling shareholder may offer and sell 352,504 shares of our common stock with this prospectus. We will not receive any of the proceeds from sales of these shares by the selling shareholder.


     Our common stock is traded on the Nasdaq National Market under the symbol "ALKS." On April 20, 2000, the last sale price of our common stock, as reported on the Nasdaq National Market, was $51.3125 per share.


     The selling shareholder may sell its shares from time to time on the Nasdaq National Market or otherwise. It may sell the shares at prevailing market prices or at prices negotiated with purchasers. The selling shareholder will be responsible for any commissions or discounts due to brokers or dealers. The amount of those commissions or discounts cannot be known now because they will be negotiated at the time of the sales. Alkermes and the selling shareholder will share all other offering expenses equally.


          INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                     SEE "RISK FACTORS" BEGINNING ON PAGE 8.


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                  The date of this Prospectus is April 24, 2000

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. The selling shareholder is offering to sell, and seeking offers to buy, the shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. In this prospectus, references to "we," "us" and "our" refer to Alkermes, Inc. and its subsidiaries.

                                TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION...............................................................................2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC.................................................................3
SUMMARY...........................................................................................................4
RISK FACTORS......................................................................................................8
USE OF PROCEEDS..................................................................................................21
SELLING SHAREHOLDER..............................................................................................21
PLAN OF DISTRIBUTION.............................................................................................22
LEGAL MATTERS....................................................................................................23
EXPERTS..........................................................................................................23

                                ----------------
     ALKERMES(R), PROLEASE(R), MEDISORB(R), CEREPORT(R) AND THE ALKERMES LOGO ARE REGISTERED TRADEMARKS OF ALKERMES, INC. AIR(TM), ALBULAST(TM), ESTROLAST(TM), RECEPTOR-MEDIATED PERMEABILIZERS(TM), RMP(TM) AND RINGCAP(TM) ARE TRADEMARKS OF ALKERMES, INC.

     NUTROPIN DEPOT(TM) IS A TRADEMARK OF GENENTECH, INC. RISPERDAL(R) IS A REGISTERED TRADEMARK OF JOHNSON & JOHNSON.


                       WHERE YOU CAN FIND MORE INFORMATION

     Alkermes is subject to the information and reporting requirements of the Securities Exchange Act of 1934, under which we file periodic reports, proxy and information statements and other information with the SEC. Copies of our reports, proxy and information statements and other information may be examined without charge at the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the SEC's Regional Offices located at 500 West Madison Street, Suite 1400, Chicago, IL 60661, and 7 World Trade Center, 13th Floor, New York, NY 10048 or on the Internet at http://www.sec.gov. Copies of all or a portion of such materials can be obtained from the Public Reference Section of the SEC upon payment of prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. These reports, proxy and information statements and other information may also be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

     This prospectus is a part of a registration statement on Form S-3 that we filed with the SEC with respect to the common stock offered by this prospectus. This prospectus does not contain all the information that is in the registration statement. We omitted certain parts of the registration statement as allowed by the SEC. We refer you to the registration statement and its exhibits for further information about us and the common stock offered by the selling shareholders.

                INCORPORATION OF INFORMATION WE FILE WITH THE SEC

     We have "incorporated by reference" into this prospectus the information we file with the SEC. This means that we can disclose important business, financial and other information in this prospectus by referring you to the documents containing this information. All information incorporated by reference is part of this prospectus, unless and until that information is updated and superseded by the information contained in this prospectus or any information incorporated later. Any information that we subsequently file with the SEC that is incorporated by reference will automatically update and supersede any previous information that is part of this prospectus.

     We incorporate by reference our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

          -    Annual Report on Form 10-K for the fiscal year ended March 31,
               1999;

          - Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 1999, September 30, 1999 and December 31, 1999;

          - Current Reports on Form 8-K filed on April 8, 1999, April 21, 1999, February 14, 2000 and March 31, 2000, and Current Reports on Form 8-K/A dated February 1, 1999, as filed on April 19, 1999 and May 13, 1999 (the supplemental consolidated financial statements set forth in Item 7 were subsequently superseded by the financial statements and supplementary data set forth in
               Item 8 of the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1999); and

          - Item 1 of Registration Statement on Form 8-A dated June 28, 1991, as amended by Form 8-A/A dated January 17, 1997.

     Alkermes will provide without charge to each person to whom a copy of this prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests should be directed to:

          Alkermes, Inc.
          64 Sidney Street
          Cambridge, MA 02139-4136
          Attention: James M. Frates, Vice President, Chief Financial Officer
                     and Treasurer
          Telephone: (617) 494-0171

--------------------------------------------------------------------------------

                                     SUMMARY

     This summary may not contain all of the information that you should consider before investing in our securities. You should read the entire prospectus carefully.

                                   THE COMPANY

     We are applying sophisticated drug delivery technologies and product development and manufacturing capabilities to the development of an expanding portfolio of pharmaceutical products. We develop product candidates in collaboration with pharmaceutical and biotechnology company partners and for our own account. We currently have numerous product candidates in development with multiple collaborative partners including Genentech, Inc. ("Genentech"), Johnson & Johnson, Janssen Pharmaceutica International ("Janssen"), Ares-Serono International S.A. ("Ares-Serono"), Glaxo Wellcome ("Glaxo") and Eli Lilly and Company Limited ("Eli Lilly").


     Our most advanced product development programs are Nutropin Depot and Risperdal Depot. Nutropin Depot is an injectable long-acting formulation of Genentech's recombinant human growth hormone ("rhGH") based on our ProLease drug delivery technology. Following the completion of clinical trials and the scale-up, construction and validation of our Cambridge, Massachusetts manufacturing facility, Genentech submitted a New Drug Application to the FDA in June 1999. Nutropin Depot was granted priority review status and, on December 23, 1999, was approved for marketing in the United States for the treatment of growth hormone deficiency in children. In addition, we began a Phase I clinical trial of Nutropin Depot in adult patients with growth hormone deficiency in January 2000. Risperdal Depot is an injectable sustained release formulation of Janssen's anti-psychotic drug, Risperdal, based on our Medisorb drug delivery technology. Following completion of Phase I and multi-center Phase II clinical trials and the scale-up and expansion of our Wilmington, Ohio manufacturing facility, Phase III clinical trials of Risperdal Depot began in the second calendar quarter of 1999. In addition to our work with collaborators, we have also used our Medisorb technology to develop products for our own account. For example, we intend to proceed into Phase I clinical trials with an injectable sustained release Medisorb formulation of Naltrexone, an opiate antagonist, for the treatment of alcoholism.


     Our product development programs are based on improving the medical or commercial potential of pharmaceutical compounds through advanced drug delivery systems. We have focused on applying the tools and science of biotechnology to the development of drug delivery systems characterized by their value, uniqueness and proprietary nature.

     We believe that we have established a leadership position in the development and manufacturing of pharmaceutical products based on injectable sustained release drug delivery technologies. We have two such technologies:
ProLease, developed specifically for application to fragile protein and peptide based drugs, and Medisorb, designed primarily for application to small molecule drugs and stable peptides. We have scaled-up manufacturing processes for these two technologies and designed and constructed commercial scale good manufacturing practices ("GMP") production facilities incorporating state-of-the-art sterile manufacturing processes.

     We have also established a significant presence in the field of pulmonary drug delivery. Our pulmonary drug delivery system, known as AIR, offers a unique, proprietary delivery system for optimized drug delivery to the lungs. The AIR system is useful for small molecules, proteins or peptides and allows for both local delivery to the lungs and systemic delivery via the lungs. The technology has a number of advantages including the use of a small, convenient, inexpensive delivery device, the ability to deliver high doses efficiently and the potential for sustained drug release in the lungs. We have scaled-up key aspects of our AIR particle manufacturing to support large scale clinical trials and have entered into an agreement with a leading manufacturer of inhaler devices.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     On February 3, 2000, we announced a collaboration with Glaxo upon Glaxo's exercise of its option to obtain a license to our AIR technology for use in the development of multiple product candidates in up to four specified respiratory disease categories. Glaxo's decision to obtain a license followed the completion of a 12-month feasibility study between the two companies. On February 8, 2000, we announced that we entered into an agreement with Eli Lilly to develop an inhaled formulation of human growth hormone based on our AIR pulmonary drug delivery system. This agreement follows the completion of a nine-month feasibility program conducted by the two companies. We are also developing for our own account AlbuLast, a sustained release pulmonary formulation of albuterol sulfate, for the treatment of asthma. Phase I clinical trials have been conducted and a Phase I/II clinical trial in asthmatic patients is currently underway.


     On February 16, 2000, we announced the private placement of $200 million aggregate principal amount of our 3 3/4% convertible subordinated notes due 2007. The notes are convertible into our common stock at a conversion price of $135.50 per share, subject to adjustment in certain circumstances. The private placement, which was made through initial purchasers to qualified institutional buyers under Rule 144A under the Securities Act of 1933, closed on February 18, 2000. The net proceeds of the offering will be used for research, development and clinical trial activities, potential acquisitions of additional technologies and compounds, manufacturing facilities and equipment, as well as for working capital and general corporate purposes.


     On February 28, 2000, we announced that our Board of Directors has authorized a two-for-one split of our common stock and an increase in the authorized shares of common stock from 80,000,000 to 160,000,000 shares. The proposal to effect the stock split and the increase in the authorized shares of common stock is contingent upon receipt of shareholder approval. The proposal will be submitted to shareholders for approval at a special meeting to be held on April 28, 2000, in Cambridge, Massachusetts. If the proposal is approved, the stock split and the increase in the authorized shares of common stock will become effective with the filing of an amendment to our charter, which is expected to occur on April 28, 2000. If approved, each share of common stock owned by holders of common stock on such date will become two shares of common stock. Distribution of the additional shares is expected to occur on or about May 12, 2000.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  THE OFFERING


Common stock offered by
the selling shareholder......................  All of the 352,504 shares offered by this prospectus may be sold by the selling shareholder, who acquired or will acquire these shares upon conversion of our 1999 convertible exchangeable preferred stock and our non-voting common stock. See "Selling Shareholder."

Common stock outstanding
as of April 17, 2000.........................  26,977,624 shares.

Use of proceeds..............................  We will not receive any of the proceeds from the sale of the common stock under this prospectus.

Trading......................................  Our common stock is traded on the Nasdaq National Market under the symbol "ALKS."



     In addition to the 26,977,624 shares of common stock outstanding as of April 17, 2000, on the same date, we had:



     - outstanding options and awards for 3,858,045 shares of common stock at a weighted average exercise price of $20.88 per share;


     - outstanding shares of $3.25 convertible exchangeable preferred stock that are currently convertible into 3,880,126 shares of common stock; and

     - outstanding 3 3/4% convertible subordinated notes due 2007 that are currently convertible into 1,476,015 shares of common stock.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents that are and will be incorporated into this prospectus contain forward-looking statements that involve risks and uncertainties. These statements may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to our future plans, objectives, expectations and intentions and may be identified by the use of words like "believes," "expects," "may," "will," "should," "seeks," "pro forma" or "anticipates" and similar expressions.

     Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and we cannot assure you that actual results of our development activities and our results of operations will not differ materially from our expectations. Factors which could cause actual results to differ from expectations include, among others: (i) our first product, Nutropin Depot, may not produce significant revenues and, in commercial use, may have unintended side effects, adverse reactions or incidents of misuse;
(ii) we and our collaborators may not be permitted by regulatory authorities to undertake clinical trials for RingCap or DST or to undertake additional clinical trials for ProLease, Cereport, Medisorb or AIR product candidates or clinical trials could be delayed; (iii) our product candidates could be ineffective or unsafe during clinical trials; (iv) even if clinical trials are completed and the data is submitted to the FDA as an NDA for marketing approval and to other health authorities as a marketing authorization application, the NDA or marketing authorization application could fail to be accepted or could fail to receive approval on a timely basis, if at all; (v) we could incur difficulties or set-backs in obtaining the substantial additional funding required to continue research and development programs and clinical trials; (vi) disputes with collaborators, termination of collaborations or failure to negotiate acceptable new collaborative arrangements for ProLease, Medisorb, AIR, RingCap or DST technologies, or for Cereport, could occur; (vii) our collaborators could elect to terminate or delay development programs; (viii) even if our product candidates appear promising at an early stage of development, product candidates could fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical, fail to achieve market acceptance, be precluded from commercialization by proprietary rights of third parties or experience substantial competition in the marketplace; (ix) we may be unable to manufacture Nutropin Depot or future products on a commercial scale;
(x) technological change in the biotechnology or pharmaceutical industries could render our product candidates obsolete or noncompetitive; (xi) difficulties or set-backs in obtaining or enforcing our patents and difficulties with the patent rights of others could occur; (xii) disputes with Alkermes Clinical Partners, L.P. over rights to Cereport and related technology could occur; and (xiii) other factors discussed under "Risk Factors" beginning on page 8, and elsewhere in this prospectus and documents incorporated by reference, could occur.

--------------------------------------------------------------------------------

                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should consider carefully the following risk factors in addition to the remainder of this prospectus before making an investment decision.

OUR DELIVERY TECHNOLOGIES MAY NOT PRODUCE SAFE, EFFICACIOUS OR COMMERCIALLY VIABLE PRODUCTS

     All of our product candidates, except Nutropin Depot, need significant additional research and development and each of them requires FDA approval before it can be marketed. Nutropin Depot has received FDA approval but it has not yet been commercially launched. To be profitable, we must develop, manufacture and market our products, either alone or by collaborating with others. It can take several years for a product to be approved and we may not be successful in bringing other product candidates to the market. A new drug may appear promising at an early stage of development or after clinical trials and never reach the market, or it may reach the market and not sell, for a variety of reasons. The drug may:

          - be shown to be ineffective or to cause harmful side effects during preclinical testing or clinical trials;

          -    fail to receive regulatory approval on a timely basis or at all;

          -    be hard to manufacture on a large scale;

          -    be uneconomical;

          -    not be prescribed by doctors or accepted by patients;

          - fail to receive a sufficient level of reimbursement from government or third-party payors; or

          -    infringe on proprietary rights of another party.

     If our technology fails to generate product candidates that lead to the successful development and commercialization of products, or if our partners decide not to pursue one of our product candidates, our business and financial condition will be materially adversely affected.

NUTROPIN DEPOT MAY NOT PRODUCE SIGNIFICANT REVENUES

     Our first product, Nutropin Depot, was approved by the FDA on December 23, 1999 and has not yet been launched commercially. Our partner Genentech is responsible for marketing the product, which will face significant competition from the currently approved products that treat growth hormone deficiency. In addition, Genentech has a number of daily injection formulations on the market, which may affect its efforts related to Nutropin Depot. The revenues we receive from the sale of Nutropin Depot may not be significant and depend on numerous factors outside of our control, including Genentech's decisions on pricing and discounting, Genentech's reliance on third-party marketing partners outside the United States, the ability to obtain reimbursement from third-party payors, the market size for the product and the reaction of companies that market competitive products, as well as general market conditions. If Nutropin Depot does not produce significant revenues our business and financial condition could be materially adversely affected.

AS NUTROPIN DEPOT IS USED COMMERCIALLY, UNINTENDED SIDE EFFECTS, ADVERSE REACTIONS OR INCIDENTS OF MISUSE MAY APPEAR

     Until recently, the use of Nutropin Depot has been limited to clinical trial patients under controlled conditions and under the care of physicians. We cannot predict whether the widespread commercial use of Nutropin Depot will produce undesirable or unintended side effects that have not been evident in our clinical trials to date. Additionally, incidents of product misuse may occur. These events, among others, could result in additional regulatory controls.

CLINICAL TRIALS FOR OUR PRODUCT CANDIDATES ARE EXPENSIVE AND THEIR OUTCOME IS UNCERTAIN

     Conducting clinical trials is a lengthy, time-consuming and expensive process. Before obtaining regulatory approvals for the commercial sale of any products, we or our partners must demonstrate through preclinical testing and clinical trials that our product candidates are safe and effective for use in humans. We have incurred and will continue to incur substantial expense for, and devote a significant amount of time to, preclinical testing and clinical trials.

     Historically, the results from preclinical testing and early clinical trials have often not predicted results of later clinical trials. A number of new drugs have shown promising results in clinical trials, but subsequently failed to establish sufficient safety and efficacy data to obtain necessary regulatory approvals. Data obtained from preclinical and clinical activities are susceptible to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, regulatory delays or rejections may be encountered as a result of many factors, including changes in regulatory policy during the period of product development.

     Clinical trials conducted by us, by our collaborators or by third parties on our behalf may not demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals for our product candidates. Regulatory authorities may not permit us to undertake any additional clinical trials for our product candidates.

     Clinical trials of each of our product candidates involve a drug delivery technology and a drug, either as a single formulation or, as in the case of Cereport, as two products administered in conjunction with each other. This makes testing more complex because the outcome of the trials depends on the performance of our technology in combination with a drug.

     We have other product candidates in preclinical development. We have not submitted investigational new drug applications or begun clinical trials for these product candidates. Our preclinical and clinical development efforts may not be successfully completed. We may not file further investigational new drug applications. We or our collaborators may not begin clinical trials as planned.

     Completion of clinical trials may take several years or more. The length of time can vary substantially with the type, complexity, novelty and intended use of the product candidate. Our commencement and rate of completion of clinical trials may be delayed by many factors, including:

          -    our inability to recruit patients at the expected rate;

          - the failure of clinical trials to demonstrate a product candidate's efficacy;

          -    our inability to follow patients adequately after treatment;

          -    our inability to predict unforeseen safety issues;

          - our inability to manufacture sufficient quantities of materials used for clinical trials; and

          -    the potential for unforeseen governmental or regulatory delays.

     If a product candidate fails to demonstrate safety and efficacy in clinical trials, this failure may delay development of other product candidates and hinder our ability to conduct related preclinical testing and clinical trials. As a result of these failures, we may also be unable to find additional collaborators or to obtain additional financing. Our business and financial condition may be materially adversely affected by any delays in, or termination of, our clinical trials.

THE FDA MAY NOT APPROVE OUR PRODUCT CANDIDATES

     Approval from the FDA is required to manufacture and market pharmaceutical products in the United States. Other countries have similar requirements. The process that pharmaceutical products must undergo to get this approval is extensive and includes preclinical testing and clinical trials to demonstrate safety and efficacy and a review of the manufacturing process to ensure compliance with good manufacturing practices ("GMP"). This process can last many years and be very costly and still be unsuccessful. FDA approval can be delayed, limited or not granted at all for many reasons, including:

          -    a product candidate may not be safe or effective;

          - data from preclinical testing and clinical trials can be interpreted by FDA officials in different ways than we interpret it;

          - the FDA might not approve our manufacturing processes or facilities;

          - the FDA may change its approval policies or adopt new regulations; and

          - a product candidate may not be approved for all the indications we request.

The process of getting approvals in foreign countries is subject to delay and failure for similar reasons. Any delay in, or failure to receive, approval will have a material adverse effect on our business and financial condition.

     Most of our product candidates are drug delivery systems combined with a drug in a single formulation to treat a specific condition. In most cases, the FDA has already approved the drug used in these product candidates for treating the condition targeted by the product candidate. Cereport is a separate formulation from the drug it is intended to be used with but must be tested with that drug. We are conducting clinical trials on Cereport with carboplatin, which is a chemotherapeutic agent, in patients with certain types of brain tumors. If the FDA approves Cereport based on these trials, the approval will be for Cereport's use in conjunction with carboplatin for the treatment of those types of brain tumors. Unlike the drugs used with many of our product candidates, the FDA has not approved carboplatin for treating the types of tumors that we are targeting, and this could result in the FDA requiring additional clinical trials. However, the FDA has approved carboplatin for the treatment of other types of cancerous tumors. Any delay in the approval process for any of our product candidates will result in increased costs that could materially and adversely affect our business and financial condition.

     Regulatory approval of a product candidate is limited to specific therapeutic uses for which the product has demonstrated safety and efficacy in clinical testing. Approval of a product candidate could also be contingent on post-marketing studies. In addition, any marketed drug and its manufacturer continue to be subject to strict regulation after approval. Any unforeseen problems with an approved drug or any violation of regulations could result in restrictions on the drug, including its withdrawal from the market.

WE ANTICIPATE WE WILL INCUR CONTINUED LOSSES FOR THE FORESEEABLE FUTURE

     We have had net operating losses since being founded in 1987. At December 31, 1999, our accumulated deficit was $227.7 million. These losses principally consist of the costs of research and development, the costs of acquiring rights to research and development performed by others and general and administrative expenses. The majority of revenues that we have received have come from collaboration and development agreements, research grants and interest income. We expect to incur substantial additional expenses over the next several years as our research and development activities, including clinical trials, accelerate and as we begin to manufacture Nutropin Depot or other future products for commercial sale. Because we do not expect to generate significant revenues from the sale of products, if any, for several years, we anticipate that additional expenses will result in losses.

     Our future profitability depends, in part, on:

          -    obtaining regulatory approval for additional product candidates;

          -    entering into agreements to develop and commercialize products;

          - developing the capacity to manufacture and market products or entering into agreements with others to do so;

          -    market acceptance of our products;

          - the ability to obtain additional research and development funding from collaborative partners; and

          -    the ability to achieve certain product development milestones.

     We may not achieve any or all of these goals and, thus, cannot provide assurances that we will ever achieve significant revenues or profits. Even if we do receive regulatory approval for additional products, we may not achieve significant commercial success.

     Our manufacturing facilities in Cambridge, Massachusetts and Wilmington, Ohio require specialized personnel and are expensive to operate and maintain. Any delay in the market launch of Nutropin Depot or the approval of future product candidates to be manufactured in these facilities will require us to continue to operate these expensive facilities and retain the specialized personnel, which may increase our expected losses.

WE NEED TO SPEND SUBSTANTIAL FUNDS TO BECOME PROFITABLE

     We believe that our liquid assets, anticipated funding from our collaborators and interest income will satisfy our capital and operating requirements for at least the next 18 months, but we cannot guarantee that this will be the case. We will need to spend substantial amounts of money before we can be profitable, if ever. The amount we will spend, and when we will spend it, will depend, in part, on:

          - how our research and development programs, including clinical trials, progress;

          - how much time and expense will be required to receive FDA approval for our product candidates;

          - the cost of building, operating and maintaining manufacturing facilities;

          -    how many product candidates we pursue;

          - how much time and money we need to prosecute and enforce patent rights;

          - how competing technological and market developments affect our product candidates;

          - the cost of possible acquisitions of drug delivery technologies, compounds or companies;

          -    the cost of obtaining licenses to use technology owned by others;
               and

          - whether and how we choose to exercise our option to purchase the limited partnership interests in Clinical Partners.

     If we require additional funds to complete any of our programs, we may seek funds through arrangements with collaborators, by issuing securities or through debt financing. If we can only raise additional funds on terms that are not favorable to us, we may have to cut back significantly on one or more of our programs, give up some of our rights to our technologies or product candidates or agree to reduced royalty rates from collaborators.

WE RELY HEAVILY ON COLLABORATORS

     Our arrangements with collaborators and licensors are critical to our success in bringing our product candidates to the market. In some cases, we depend on these parties to conduct preclinical testing and clinical trials and to provide funding for our development programs. Some of our collaborators can terminate their agreements with us for no reason and on limited notice. We cannot guarantee that any of these relationships will continue. Failure to make or maintain these arrangements or a delay in a collaborator's performance may materially adversely affect our business and financial condition.

     We cannot control our collaborators' performance or the resources they devote to our programs. If a collaborator fails to perform, the research, development or commercialization program on which it is working will be delayed. If this happens, we may have to use funds, personnel, laboratories and other resources that we have not budgeted, and we may not be able to continue the program. The failure of a collaborator to perform or a loss of a collaborator may materially adversely affect our business and financial condition.

     Disputes may arise between us and a collaborator and may involve the issue of which of us owns the technology that is developed during a collaboration. Such a dispute could delay the program on which the collaborator or we are working. It could also result in expensive arbitration or litigation, which may not be resolved in our favor.

     A collaborator may choose to use its own or other technology to develop a way to deliver its drug and withdraw its support of our product candidate.

     Our collaborators could merge with or be acquired by another company or experience financial or other setbacks unrelated to our collaboration that could, nevertheless, adversely affect us.

     None of our drug delivery systems can be commercialized as stand-alone products but must be combined with a drug. To develop any new product candidate using one of these drug delivery systems, we must obtain the drug from another party. We cannot assure you that we will be able to obtain any such drugs on reasonable terms.

     In January 2000, Glaxo exercised its option to obtain a license to our AIR technology for use in the development of multiple products in up to four respiratory disease categories. The companies are negotiating the definitive license agreement, but we cannot assure you that we and Glaxo will sign a definitive agreement.

OUR MANUFACTURING EXPERIENCE IS LIMITED AND WE HAVE NO EXPERIENCE MANUFACTURING COMMERCIAL PRODUCTS

     We currently manufacture each of our product candidates, except for Cereport. The manufacture of drugs for clinical trials and for commercial sale is subject to regulation by the FDA under current GMP regulations and by other regulators under other laws and regulations. We have manufactured product candidates for use in clinical trials but we do not have experience manufacturing commercial products. We cannot assure you that we can successfully manufacture Nutropin Depot or other future products in sufficient quantities for commercial sale, or in a timely or economical manner.

     In October 1998, we completed construction of a new commercial manufacturing plant for Nutropin Depot and future ProLease product candidates. In June 1998, we completed an expansion of our existing Medisorb manufacturing facility. The only manufacturing facility that the FDA has inspected and approved is for the manufacture of Nutropin Depot. We cannot guarantee that the FDA will approve any of our other facilities or, once they are approved, that we will remain in compliance with current GMP.

     We rely on an unrelated party to manufacture Cereport for use in clinical trials. We expect to rely on the same party to manufacture Cereport for commercial sale if Cereport receives FDA approval. If we are unable to do so, or the manufacturer fails to perform as required, we may be unable to secure an alternative manufacturer on reasonable terms or in a timely manner.

     If more of our product candidates progress to late stage development, we will incur significant expenses in the expansion or construction of manufacturing facilities and increases in personnel in order to manufacture product candidates. The development of commercial scale manufacturing processes is complex and expensive. We cannot assure you that we will be able to develop this manufacturing capability in a timely way or at all.


     If we fail to develop manufacturing capacity and experience, fail to continue to contract for manufacturing on acceptable terms, or fail to manufacture our product candidates economically at a commercial scale, our development programs will be materially adversely affected. This may result in delays in receiving FDA approval for one or more of our product candidates or delays in the commercial production and launch of a product that has already been approved. Any such delays could materially adversely affect our business and financial condition.


WE MAY NOT BE SUCCESSFUL IN THE DEVELOPMENT OF PRODUCTS FOR OUR OWN ACCOUNT

     In addition to our development work with collaborators, we are developing proprietary product candidates for our own account and applying our drug delivery technologies to off patent drugs. Because of the lack of external funding for such development programs there is a risk that we may not be able to continue to fund all such programs to completion or to provide the support necessary to perform the clinical trials, obtain regulatory approvals or market any approved products on a worldwide basis. We expect the development of products for our own account to consume more resources than our programs with collaborators.

WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATIONS AND WE MAY NOT BE ABLE TO OBTAIN REGULATORY APPROVALS

     Our product candidates are subject to extensive and rigorous domestic government regulation. The FDA regulates, among other things, the development, testing, manufacture, safety, efficacy, record-keeping, labeling, storage, approval, advertising, promotion, sale and distribution of biopharmaceutical products. If our products are marketed abroad, they will also be subject to extensive regulation by foreign governments. Certain material changes to an approved product, such as manufacturing changes or additional labeling claims, are subject to further FDA review and approval. Any required approvals, once obtained, may be withdrawn. Further, if we fail to comply with FDA and other regulatory requirements at any stage during the regulatory process, we may be subject to sanctions, including:

          -    delays, warning letters and fines;

          -    product recalls or seizures and injunctions on sales;

          - refusal of the FDA to review pending market approval applications or supplements to approval applications;

          -    total or partial suspension of production;

          -    withdrawals of previously approved marketing applications; and

          -    civil penalties and criminal prosecutions.

     We are also subject to federal, state and local government regulation in the conduct of our business, including regulations on employee safety and our handling and disposal of hazardous and radioactive materials. Any new regulation or change to an existing regulation could require us to implement costly capital or operating improvements for which we have not budgeted. We cannot assure you that these regulations will remain the same or that we will maintain compliance with these regulations.

     We and our contract manufacturer of Cereport also are required to comply with the FDA current GMP regulations. Current GMP regulations include requirements relating to quality control, quality assurance and maintenance of records and documentation. Manufacturing facilities are subject to inspection by the FDA and must be approved before we can use them in commercial manufacturing of our products. We or our contract manufacturer may be unable to comply with the applicable current GMP requirements and other FDA regulatory requirements. If we or our contract manufacturer fail to comply, our business and financial condition will be materially adversely affected.

WE HAVE ONLY LIMITED RIGHTS TO CEREPORT

     We transferred to Alkermes Clinical Partners, L.P. ("Clinical Partners") substantially all of our rights to certain technology that includes Cereport and then entered into an agreement with Clinical Partners under which we perform research and development of Cereport. Clinical Partners issued securities and used the proceeds from the sale of those securities to fund our research and development of Cereport. Funding provided by Clinical Partners was insufficient to complete clinical trials and apply for

FDA approval. Since June 1996, we have used our own funds to develop Cereport. So long as we continue this funding, we have an option to purchase the limited partnership interests in Clinical Partners for cash or our common stock. If this purchase option terminates, we will have no rights to Cereport or the related technology in the United States or Canada.

     If we exercise the purchase option, we must make a substantial cash payment or issue a large number of shares of common stock. The exercise of the option may require us to record significant charges to earnings for the purchase of in-process research and development. If we acquire rights to the Cereport technology under the option, we will still be obligated to pay royalties to the limited partners.

COMPETITION IN THE BIOTECHNOLOGY INDUSTRY

     We can provide no assurance that we will be able to compete successfully against the competitive forces discussed below in developing, marketing or selling our products.

We face intense competition

     We face intense competition from academic institutions, government agencies, research institutions and biotechnology and pharmaceutical companies, including other drug delivery companies. Some of these competitors are also our collaborators. These competitors are working to develop and market other drug delivery systems, vaccines and other methods of preventing or reducing disease, and new small-molecule and other classes of drugs that can be used without a drug delivery system.

     There are other companies developing sustained release drug delivery systems, pulmonary delivery systems and oral delivery systems. In addition, we know of new chemical entities that are being developed that, if successful, could compete against our product candidates. These chemical entities are being designed to work differently than our product candidates and may turn out to be safer or to work better than our product candidates. Among the many experimental therapies being tested in the United States and Europe, there may be some that we do not now know of that may compete with our drug delivery systems or product candidates. Our collaborators could choose a competing drug delivery system to use with their drugs instead of one of our drug delivery systems.

     Many of our competitors have much greater capital resources, manufacturing and marketing experience, research and development resources and production facilities than we do. Many of them also have much more experience than we do in preclinical testing and clinical trials of new drugs and in obtaining FDA and foreign approvals. In addition, they may succeed in obtaining patents that would make it difficult or impossible for us to compete with their products.

Rapid technological change could render our drug delivery systems obsolete or noncompetitive

     Major technological changes can happen quickly in the biotechnology and pharmaceutical industries; and the development by competitors of technologically improved or different products may make our product candidates obsolete or noncompetitive.

The competitive nature of our industry could adversely affect market acceptance of our products

     Our product candidates may not gain market acceptance among physicians, patients, healthcare payors and the medical community. The degree of market acceptance of any product candidates that we develop will depend on a number of factors, including:

          -    demonstration of their clinical efficacy and safety;

          -    their cost-effectiveness;

          -    their potential advantage over alternative treatment methods;

          -    the marketing and distribution support they receive; and

          -    reimbursement policies of government and third-party payors.

     Our product candidates, if successfully developed, will compete with a number of drugs and therapies currently manufactured and marketed by major pharmaceutical and other biotechnology companies. Our products may also compete with new products currently under development by others or with products which may cost less than our products. Physicians, patients, third-party payors and the medical community may not accept or utilize our products. If our products do not achieve significant market acceptance, our business and financial condition will be materially adversely affected.

PATENT PROTECTION FOR OUR PRODUCTS IS IMPORTANT AND UNCERTAIN

     The following factors are important to our success:

          - receiving patent protection for our product candidates and those of our collaborators;

          -    maintaining our trade secrets;

          -    not infringing on the proprietary rights of others; and

          -    preventing others from infringing on our proprietary rights.

     We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets.

     We know of several U.S. patents issued to other parties that relate to our product candidates. One of those parties has asked us to compare our Medisorb technology to that party's patented technology. The manufacture, use, offer for sale, sale or importing of these product candidates might infringe on the claims of these patents. A party might file an infringement action against us. Our cost of defending such an action is likely to be high and we might not receive a favorable ruling.

     We also know of patent applications filed by other parties in the United States and various foreign countries that may relate to some of our product candidates if issued in their present form. If patents are issued to any of these applicants, we may not be able to manufacture, use, offer for sale, or sell some of our product candidates without first getting a license from the patent holder. The patent holder may not grant us a license on reasonable terms or it may refuse to grant us a license at all. This could delay or prevent us from developing, manufacturing or selling those of our product candidates that would require the license.

     We try to protect our proprietary position by filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. Because the patent position of biopharmaceutical companies involves complex legal and factual questions, enforceability of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. Thus, any patents that we own or license from others may not provide any protection against competitors. Our pending patent applications, those we may file in the future, or those we may license from third parties, may not result in patents being issued. And, if issued, they may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, others may independently develop similar technologies or duplicate any technology that we have developed. The laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States.

     We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality agreements with parties that have access to it, such as our corporate partners, collaborators, employees and consultants. Any of these parties may breach the agreements and disclose our confidential information or our competitors might learn of the information in some other way. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business and financial condition could be materially adversely affected.

EFFORTS TO KEEP DOWN THE COST OF HEALTHCARE MAY THREATEN OUR PROFITABILITY

     Third-party payors, which include governments and private health insurers, are increasingly challenging the prices charged for medical products and services. In their attempts to reduce healthcare costs, they have also been limiting their coverage and reimbursement levels for new drugs. In some cases, they are refusing to cover the costs of drugs that are not new but are being used for newly approved purposes. Patients who use a product that we may develop might not be reimbursed for its cost. If third-party payors do not provide adequate coverage and reimbursement for our products, if and when they reach the market, doctors may not prescribe them or patients may not use them.

     The federal government and various state governments have considered proposals to regulate the prices of prescription drugs, as is done in certain foreign countries. We expect that there will be more proposals like these. If any of these proposals are enacted, we may receive a lower price for our products, if and when they reach the market, than we currently estimate. Lack of adequate reimbursement or the enactment of price controls would have a material adverse effect on our business and financial condition.

WE HAVE NO MARKETING OR SALES EXPERIENCE

     We currently have no experience in marketing or selling pharmaceutical products. To achieve commercial success for any product that may be approved by the FDA, particularly products developed for our own account, we must either develop a marketing and sales force or contract with another party (including collaborators) to perform these services for us. In either case, we will be competing with companies that have experienced and well-funded marketing and sales operations. We may not be successful in developing a marketing and sales force or in contracting with a third party on acceptable terms to sell our products.

WE ARE EXPOSED TO PRODUCT LIABILITY CLAIMS

     We may be exposed to liability claims arising from the use of our product candidates in clinical trials and the commercial sale of any products. These claims may be brought by consumers, our collaborators or parties selling the products. We currently carry liability insurance for claims arising from the use of our product candidates during clinical trials and the commercial sale of our products in the amount of up to $10 million per occurrence and $10 million in the aggregate. However, we cannot provide any assurance that this coverage will be sufficient to satisfy any liabilities that may arise. As our development activities progress and we begin commercial sales, this coverage may be inadequate; and we may be unable to get adequate coverage at an acceptable cost or we may be unable to get adequate coverage at all. This could prevent or limit our commercialization of our product candidates. Even if we are able to continue to carry insurance that we believe is adequate, our financial condition may be materially adversely affected by a product liability claim.

WE MAY NOT BE ABLE TO RETAIN OUR KEY EXECUTIVES AND RESEARCH AND DEVELOPMENT PERSONNEL

     Our success depends on the services of key employees in executive and research and development positions. The loss of the services of one or more of these employees could have a material adverse effect on our business.

WE MAY ENCOUNTER DIFFICULTIES INTEGRATING FUTURE ACQUISITIONS

     As part of our business strategy we may acquire novel technologies or compounds through acquisitions. Although no current acquisition is planned, we cannot assure you that any such future acquisition will be successfully integrated with our current businesses, will achieve revenues or will be profitable. We may have difficulty assimilating the operations, technology and personnel of any acquired businesses.

     If we make significant acquisitions for stock consideration, the common stockholders may be significantly diluted. If we make significant acquisitions for cash consideration, we may be required to use a substantial portion of our available cash.

WE DO NOT ANTICIPATE PAYING DIVIDENDS ON OUR COMMON STOCK


     We have not paid cash dividends on our common stock and do not expect to do so in the foreseeable future. As of April 17, 2000, we had outstanding 2,298,925 shares of convertible preferred stock. We must pay cash dividends to the holders of the convertible preferred stock, and any dividends that we do not pay will accrue and remain owing to the holders of the convertible preferred stock but will not bear interest. We must pay the accumulated, unpaid dividends on the convertible preferred stock before we can declare or pay cash dividends on the common stock.


WE MAY ISSUE MORE COMMON STOCK

     As discussed above under "We need to spend substantial funds to become profitable," we may issue additional equity securities to raise funds, thus reducing the ownership share of the current holders of our common stock, which may adversely affect the market price of the common stock. In addition, we must issue common stock to certain security holders and other parties under the circumstances described below. Any of these parties could sell all or a large number of its shares, which could adversely affect the market price of our common stock. Even if none of these sales happen, the perception by investors that sales might occur could adversely affect the market price of our common stock.

     Convertible preferred stock

     We may exchange our $3.25 convertible exchangeable preferred stock (the "$3.25 preferred stock") in whole for debentures, but have no current plans to do so. Any holder of shares of our $3.25 preferred stock, or the debentures for which they may have been exchanged, may convert its shares or debentures into shares of common stock. We have already registered for resale shares of our common stock issuable upon conversion under the Securities Act of 1933. Each share of our $3.25 preferred stock is currently convertible into 1.6878 shares of common stock for a total of 3,880,126 shares of common stock. We are currently considering various alternatives designed to effect an early conversion of our

$3.25 preferred stock into common stock. We have not reached any conclusions on whether we will proceed with any of these alternatives.

Convertible note held by Schering

     In October 1998, we issued a promissory note in the principal amount of approximately $6.0 million to Schering Corporation. We have the option to pay in cash or convert the amount due on this note into our common stock. If we convert the amount due into common stock, we may need to register the common stock under the Securities Act of 1933. This note is due in October 2001.

Stock options and awards


     As of April 17, 2000, we were obligated to issue 3,858,045 shares of common stock upon the exercise of stock options and vesting of stock awards. We have already registered these shares under the Securities Act of 1933.


OUR COMMON STOCK PRICE IS HIGHLY VOLATILE

     The realization of any of the risks described in these "Risk Factors" or other unforeseen risks could have a dramatic and adverse effect on the market price of our common stock. Additionally, market prices for securities of biotechnology and pharmaceutical companies, including ours, have historically been very volatile. The market for these securities has from time to time experienced significant price and volume fluctuations for reasons that were unrelated to the operating performance of any one company. In particular and in addition to circumstances described elsewhere under "Risk Factors," the following factors can adversely affect the market price of our common stock:

          - announcements of technological innovations or new therapeutic products by us or others;

          - public concern as to the safety of drugs developed by us or others;

          -    general market conditions;

          -    success of research and development programs;

          -    changes in government regulations or patent decisions; and

          -    developments of our corporate partners.

ANTI-TAKEOVER PROVISIONS MAY NOT BENEFIT SHAREHOLDERS

     We are a Pennsylvania corporation. Anti-takeover provisions of Pennsylvania law could make it more difficult for a person or group to acquire control of us, even if the change in control would be beneficial to shareholders. Our articles of incorporation and bylaws also contain certain provisions that could have a similar effect. The articles provide that our board of directors may issue, without shareholder approval, preferred stock having such voting rights, preferences and special rights as the board of directors may determine. The issuance of such preferred stock could make it more difficult for a third party to acquire us.

WE SUBSTANTIALLY INCREASED OUR INDEBTEDNESS


     As a result of our sale of 3 3/4% convertible subordinated notes due 2007 in February 2000, we incurred $200.0 million of additional indebtedness, increasing our ratio of debt to equity (expressed as a percentage) from approximately 20.7% to approximately 143.5% as of December 31, 1999, on a pro forma basis giving effect to the sale of the notes. Our other indebtedness is principally comprised of bank financing. We may incur substantial additional indebtedness in the future. The level of our indebtedness, among other things, could


          - make it difficult for us to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

          - limit our flexibility in planning for, or reacting to changes in, our business; and

          - make us more vulnerable in the event of a downturn in our business.

We cannot assure you that we will be able to meet our debt service obligations.

                                 USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the common stock offered in this prospectus.


                               SELLING SHAREHOLDER


     We originally issued to the selling shareholder, in a transaction exempt from the registration requirements of the Securities Act, 3,500 shares of our 1999 convertible exchangeable preferred stock, which the selling shareholder then converted into 161,188 shares of our common stock and 191,316 shares of our non-voting common stock. Each share of our non-voting common stock is convertible into one share of our common stock either automatically and immediately upon any transfer thereof to a non-affiliate of the selling shareholder or, under certain circumstances, at the option of the selling shareholder. The selling shareholder may from time to time offer and sell pursuant to this prospectus any or all of the shares of our common stock converted from our 1999 convertible exchangeable preferred stock and non-voting common stock.



     Based upon information furnished to us by the selling shareholder, the selling shareholder is Genentech, Inc., who beneficially owns 352,504 shares of our common stock, assuming conversion of the non-voting common stock, all of which may be offered by the selling shareholder under this prospectus, and an additional 31,738 shares of our common stock that is not being offered by this prospectus. Because the selling shareholder may offer all or a portion of the common stock under this prospectus, we cannot estimate the number of shares that the selling shareholder will hold upon termination of any sale.



     The selling shareholder does not hold or have, and has not held or had within the past three years, any position or office with us or any of our predecessors or affiliates. However, the selling shareholder has been collaborating with us in the development of Nutropin Depot products using the ProLease system pursuant to license agreements under which Genentech has paid development funding.

                              PLAN OF DISTRIBUTION

     The selling shareholder may from time to time, in one or more transactions, sell all or a portion of the common stock on the Nasdaq National Market at the then current market price or at negotiated prices. The offering price of the shares from time to time will be determined by the selling shareholder and may be higher or lower than the market price of our common stock on the Nasdaq National Market. The shares may be sold directly or through broker-dealers acting as principal or agent. The methods by which the shares may be sold include:

     - a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

     -    privately negotiated transactions.

     In effecting sales, brokers or dealers engaged by the selling shareholder may arrange for other brokers or dealers to participate. These brokers or dealers may receive commissions or discounts from the selling shareholder, as applicable, in amounts to be negotiated immediately prior to the sale. The selling shareholder and any broker-dealers participating in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the shares by the selling shareholder and any commissions received by any broker-dealers may be deemed to be underwriting commissions under the Securities Act. In addition, any shares covered by this prospectus that qualify for sale pursuant to Rule 144 might be sold under Rule 144 rather than pursuant to this prospectus.


     Additionally, the selling shareholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with the selling shareholder. The selling shareholder may also enter into option or other transactions with broker-dealers that involve the delivery of the shares to the broker-dealers, who may then resell or otherwise transfer the shares. The selling shareholder may also loan or pledge the shares to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default may sell or otherwise transfer the pledged shares.


     When the selling shareholder elects to make a particular offer of shares, we will distribute a prospectus supplement, if required, that will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from the selling shareholder, as applicable, and any other required information.

     In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

     We also have agreed to indemnify the selling shareholder in certain circumstances, against certain liabilities arising under the Securities Act. The selling shareholder has agreed to indemnify us and our directors and officers who sign the registration statement against certain liabilities, including liabilities arising under the Securities Act.

     Alkermes and the selling shareholder have agreed to share all costs and expenses relating to the registration of the shares equally. Any commissions, discounts or other fees payable to broker-dealers in connection with any sale of the shares will be borne by the selling shareholder.

     All references to the selling shareholder in this section of the prospectus shall also be deemed to include any transferees, assignees and pledgees of the selling shareholder.

                                  LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for Alkermes by Ballard Spahr Andrews & Ingersoll, LLP, Philadelphia, Pennsylvania. Morris Cheston, Jr., Secretary of Alkermes and of Advanced Inhalation Research, Inc., Alkermes Controlled Therapeutics, Inc., Alkermes Controlled Therapeutics Inc. II and Alkermes Development Corporation II, all of which are wholly owned subsidiaries of Alkermes, and Martha J. Hays, Secretary of Alkermes Investments, Inc., a wholly owned subsidiary of Alkermes, are partners in the law firm of Ballard Spahr Andrews & Ingersoll, LLP.

                                     EXPERTS

     The consolidated financial statements of Alkermes, Inc. and subsidiaries as of March 31, 1999 and 1998 and for each of the three years in the period ended March 31, 1999, incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended March 31, 1999, and the financial statements of Advanced Inhalation Research, Inc. as of March 31, 1998 and for the period from May 7, 1997 (date of incorporation) through March 31, 1998, incorporated in this prospectus by reference from Amendment Nos. 1 and 2 to the Current Report on Form 8-K/A dated February 1, 1999, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The following table sets forth the amounts of expenses attributed to the issuance of the securities offered pursuant to this Registration Statement which shall be shared by Alkermes, Inc. and the selling shareholder equally. All of the expenses listed below, except the SEC registration fee and the Nasdaq Listing Fee, represent estimates only.

         SEC registration fee...........................................................             $ 6,142
         Nasdaq listing fee.............................................................               3,525
         Printing and engraving expenses................................................              10,000
         Accounting fees and expenses...................................................              10,000
         Legal fees and expenses........................................................              20,000
         Miscellaneous fees and expenses................................................               5,333
                                                                                                     -------
                  Total.................................................................             $55,000


Item 15.  Indemnification of Directors and Officers.

     The Pennsylvania Business Corporation Law of 1988 authorizes Alkermes to grant indemnities to directors and officers in terms sufficiently broad to permit indemnification of such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. In addition, Alkermes has also obtained Directors' and Officers' Liability Insurance in the amount of $10,000,000 which insures its officers and directors against certain liabilities such persons may incur in their capacities as officers or directors of Alkermes.

     Article 5 of Alkermes' Amended and Restated By-Laws provides as follows:

            INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHER PERSONS

     5.1 INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHER PERSONS. The Corporation shall indemnify any director, officer, employee or agent of the Corporation or any of its subsidiaries who was or is an "authorized representative" of the Corporation (which shall mean, for the purpose of this Article, a director or officer of the Corporation, or a person serving at the request of the Corporation as a director, officer, partner, fiduciary or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise) and who was or is a "party" (which shall include for purposes of this Article the giving of testimony or similar involvement) or is threatened to be made a party to any "proceeding" (which shall mean for purposes of this Article any threatened, pending or completed action, suit, appeal or other proceeding of any nature, whether civil, criminal, administrative or investigative, whether formal or informal, and whether brought by or in the right of the Corporation, its shareholders or otherwise) by reason of the fact that such person was or is an authorized representative of the Corporation to the fullest extent permitted by law, including without limitation indemnification against expenses (which shall include for purposes of this Article attorneys' fees and disbursements), damages, punitive damages, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding unless the act or failure to act giving rise to the claim is finally determined by a court to have constituted willful misconduct or recklessness. If an authorized representative is not entitled to indemnification in respect of a portion of any liabilities to which such person may be subject, the Corporation shall nonetheless indemnify such person to the maximum extent for the remaining portion of the liabilities.

     5.2 ADVANCEMENT OF EXPENSES. The Corporation shall pay the expenses (including attorneys' fees and disbursements) actually and reasonably incurred in defending a proceeding on behalf of any person entitled to indemnification under Section 5.1 in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article and may pay such expenses in advance on behalf of any employee or agent on receipt of a similar undertaking. The financial ability of such authorized representative to make such repayment shall not be prerequisite to the making of an advance.

     5.3 EMPLOYEE BENEFIT PLANS. For purposes of this Article, the Corporation shall be deemed to have requested an officer, director, employee or agent to serve as fiduciary with respect to an employee benefit plan where the performance by such person of duties to the Corporation also imposes duties on, or otherwise involves services by, such person as a fiduciary with respect to the plan; excise taxes assessed on an authorized representative with respect to any transaction with an employee benefit plan shall be deemed "fines"; and action taken or omitted by such person with respect to an employee benefit plan in the performance of duties for a purpose reasonably believed to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the Corporation.

     5.4 SECURITY FOR INDEMNIFICATION OBLIGATIONS. To further effect, satisfy or secure the indemnification obligations provided herein or otherwise, the Corporation may maintain insurance, obtain a letter of credit, act as self-insurer, create a reserve, trust, escrow, cash collateral or other fund or account, enter into indemnification agreements, pledge or grant a security interest in any assets or properties of the Corporation, or use any other mechanism or arrangement whatsoever in such amounts, at such costs, and upon such other terms and conditions as the Board of Directors shall deem appropriate.

     5.5 RELIANCE UPON PROVISIONS. Each person who shall act as an authorized representative of the Corporation shall be deemed to be doing so in reliance upon the rights of indemnification provided by this Article.

     5.6 AMENDMENT OR REPEAL. All rights of indemnification under this Article shall be deemed a contract between the Corporation and the person entitled to indemnification under this Article pursuant to which the Corporation and each such person intend to be legally bound. Any repeal, amendment or modification hereof shall be prospective only and shall not limit, but may expand, any rights or obligations in respect of any proceeding whether commenced prior to or after such change to the extent such proceeding pertains to actions or failures to act occurring prior to such change.

     5.7 SCOPE OF ARTICLE. The indemnification, as authorized by this Article, shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any statute, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in any other capacity while holding such office. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article shall continue as to a person who has ceased to be an officer, director, employee or agent in respect of matters arising prior to such time, and shall inure to the benefit of the heirs, executors and administrators of such person.

Item 16. Exhibits.


Exhibit
Number         Description
-------        -----------
 3.1(a)        Second Amended and Restated Articles of Incorporation of Alkermes, Inc. effective
               July 23, 1991. (Incorporated by reference to Exhibit 4.1(a) to the Registrant's Report on
               Form 10-Q for the quarter ended June 30, 1991).
 3.1(b)        Amendment to Second Amended and Restated Articles of Incorporation, as filed with the
               Pennsylvania Secretary of State on November 1, 1991. (Incorporated by reference to
               Exhibit 4.1(c) to the Registrant's Report on Form 10-Q for the quarter ended
               September 30, 1991).
 3.1(c)        Amendment to the Second Amended and Restated Articles of Incorporation, as amended, as filed with the Pennsylvania Secretary of State on February 12, 1993. (Incorporated by
               reference to Exhibit 4.1(d) to the Registrant's Report on Form 10-Q for the quarter ended
               December 31, 1992).
 3.1(d)(I)     Amendment to the Second Amended and Restated Articles of Incorporation, as filed with the Pennsylvania Secretary of State on February 26, 1998 (designating 3,000,000 shares of Capital Stock as Preferred Stock). (Incorporated by reference to Exhibit 3.1(e)(I) to the Registrant's Report on Form 10-Q for the quarter ended September 30, 1999).
 3.1(d)(II)    Amendment to Second Amended and Restated Articles of Incorporation, as filed with the
               Pennsylvania Secretary of State on February 26, 1998 ($3.25 Convertible Preferred Stock
               Terms). (Incorporated by reference to Exhibit 4.6 to the Registrant's Registration
               Statement on Form S-3, as amended (File No. 333-50157)).
 3.1(f)        Amendment to the Second Amended and Restated Articles of Incorporation, as filed with the
               Pennsylvania Secretary of State on April 12, 1999 (1999 Preferred Stock Terms).  (Incorporated
               by reference to Exhibit 3.1(f) to the Registrant's Report on Form 10-K for the year ended March
               31, 1999).
 3.1(g)        Amendment to the Second Amended and Restated Articles of Incorporation, as filed with the
               Pennsylvania Secretary of State on April 12, 1999 (Non-Voting Common Stock Terms).
               (Incorporated by reference to Exhibit 3.1(g) to the Registrant's Report on Form 10-K for the year ended March 31, 1999).
 3.1(h)        Amendment to the Second Amended and Restated Articles of Incorporation, as filed with the
               Pennsylvania Secretary of State on September 20, 1999 (increasing authorized Common Stock to
               80,000,000 shares).  (Incorporated by reference to Exhibit 3.1(h) to the Registrant's Report on
               Form 10-Q for the quarter ended September 30, 1999).
 3.2           Amended and Restated By-Laws of Alkermes, Inc., effective as of June 2, 1999.  (Incorporated by reference to Exhibit 3.2 to the Registrant's Report on Form 10-K for the year ended March 31,
               1999).
 4.1           Specimen of Common Stock Certificate of Alkermes, Inc. (Incorporated by reference to Exhibit 4 to the Registrant's Registration Statement on Form S-1 as amended (File No. 33-40250)).
 4.2           Specimen of $3.25 Convertible Preferred Stock Certificate of Alkermes, Inc. (Incorporated by
               reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-3, as amended
               (File No. 333-50157)).
 4.3           Specimen of 1999 Preferred Stock Certificate of Alkermes, Inc. (Incorporated by
               reference to Exhibit 4.3 to the Registrant's Report on Form 10-K for the fiscal year ended
               March 31, 1999).
 5*            Opinion of Ballard Spahr Andrews & Ingersoll, LLP, as amended.
23.1*          Consent of Deloitte & Touche LLP.
23.2*          Consent of Ballard Spahr Andrews & Ingersoll, LLP (contained in Exhibit 5).
24**           Power of Attorney.

------------------------
*filed herewith

**previously filed

Item 17.  Undertakings.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

(1) To file, during any period in which any offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on April 24, 2000.



                                          ALKERMES, INC.


                                          By:  /s/ Richard F. Pops
                                               -------------------
                                               Richard F. Pops
                                               Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.



Signature                                       Title                                  Date
---------                                       -----                                  ----

                      *                         Director and Chairman of the Board     April 24, 2000
--------------------------------------------
         Michael A. Wall

         /s/ Richard F. Pops                    Director and Chief Executive Officer   April 24, 2000
--------------------------------------------    (Principal Executive Officer)
         Richard F. Pops

                      *                         Director, President and Chief          April 24, 2000
--------------------------------------------    Operating Officer
         Robert A. Breyer

         /s/ James M. Frates                    Vice President, Chief Financial        April 24, 2000
--------------------------------------------    Officer and Treasurer (Principal
         James M. Frates                        Financial Officer and Principal
                                                Accounting Officer)

                      *                         Director                               April 24, 2000
--------------------------------------------
         Alexander Rich

                       *                        Director                               April 24, 2000
--------------------------------------------
         Paul Schimmel

                       *                        Director                               April 24, 2000
--------------------------------------------
         Floyd Bloom

                       *                        Director                               April 24, 2000
--------------------------------------------
         John K. Clarke



        * By: /s/ James M. Frates
              -------------------
              (James M. Frates as attorney-in-fact
               for the persons indicated)

                                  EXHIBIT INDEX


Exhibit No.    Description
-----------    -----------

 3.1(a)        Second Amended and Restated Articles of Incorporation of Alkermes, Inc. effective
               July 23, 1991. (Incorporated by reference to Exhibit 4.1(a) to the Registrant's Report on
               Form 10-Q for the quarter ended June 30, 1991).
 3.1(b)        Amendment to Second Amended and Restated Articles of Incorporation, as filed with the
               Pennsylvania Secretary of State on November 1, 1991. (Incorporated by reference to
               Exhibit 4.1(c) to the Registrant's Report on Form 10-Q for the quarter ended
               September 30, 1991).
 3.1(c)        Amendment to the Second Amended and Restated Articles of Incorporation, as amended, as filed with the Pennsylvania Secretary of State on February 12, 1993. (Incorporated by
               reference to Exhibit 4.1(d) to the Registrant's Report on Form 10-Q for the quarter ended
               December 31, 1992).
 3.1(d)(I)     Amendment to the Second Amended and Restated Articles of Incorporation, as filed with the Pennsylvania Secretary of State on February 26, 1998 (designating 3,000,000 shares of Capital Stock as Preferred Stock). (Incorporated by reference to Exhibit 3.1(e)(I) to the Registrant's Report on Form 10-Q for the quarter ended September 30, 1999).
 3.1(d)(II)    Amendment to Second Amended and Restated Articles of Incorporation, as filed with the
               Pennsylvania Secretary of State on February 26, 1998 ($3.25 Convertible Preferred Stock
               Terms). (Incorporated by reference to Exhibit 4.6 to the Registrant's Registration
               Statement on Form S-3, as amended (File No. 333-50157)).
 3.1(f)        Amendment to the Second Amended and Restated Articles of Incorporation, as filed with the
               Pennsylvania Secretary of State on April 12, 1999 (1999 Preferred Stock Terms).  (Incorporated
               by reference to Exhibit 3.1(f) to the Registrant's Report on Form 10-K for the year ended March
               31, 1999).
 3.1(g)        Amendment to the Second Amended and Restated Articles of Incorporation, as filed with the
               Pennsylvania Secretary of State on April 12, 1999 (Non-Voting Common Stock Terms).
               (Incorporated by reference to Exhibit 3.1(g) to the Registrant's Report on Form 10-K for the year ended March 31, 1999).
 3.1(h)        Amendment to the Second Amended and Restated Articles of Incorporation, as filed with the
               Pennsylvania Secretary of State on September 20, 1999 (increasing authorized Common Stock to
               80,000,000 shares).  (Incorporated by reference to Exhibit 3.1(h) to the Registrant's Report on
               Form 10-Q for the quarter ended September 30, 1999).
 3.2           Amended and Restated By-Laws of Alkermes, Inc., effective as of June 2, 1999.  (Incorporated by reference to Exhibit 3.2 to the Registrant's Report on Form 10-K for the year ended March 31,
               1999).
 4.1           Specimen of Common Stock Certificate of Alkermes, Inc. (Incorporated by reference to Exhibit 4 to the Registrant's Registration Statement on Form S-1 as amended (File No. 33-40250)).
 4.2           Specimen of $3.25 Convertible Preferred Stock Certificate of Alkermes, Inc. (Incorporated by
               reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-3, as amended
               (File No. 333-50157)).
 4.3           Specimen of 1999 Preferred Stock Certificate of Alkermes, Inc. (Incorporated by
               reference to Exhibit 4.3 to the Registrant's Report on Form 10-K for the fiscal year ended
               March 31, 1999).
 5*            Opinion of Ballard Spahr Andrews & Ingersoll, LLP, as amended.
23.1*          Consent of Deloitte & Touche LLP.
23.2*          Consent of Ballard Spahr Andrews & Ingersoll, LLP (contained in Exhibit 5).
24**           Power of Attorney.


--------------------
*filed herewith

**previously filed